

December 27, 2010

David F. Pope
President and Chief Executive Officer
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, Texas 77002

> **Re:** **Niska Gas Storage Partners LLC**
> **Registration Statement on Form S-4**
> **Filed December 1, 2010**
> **File No. 333-170991**

Dear Mr. Pope:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a letter indicating that you are registering the exchange offer in reliance on the position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. In your letter, you should include the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Prospectus Summary, page 1

The Exchange Offer, page 4

Acceptance of Old Units and Delivery of New Units, page 5

4. Please revise here and elsewhere in the registration statement as appropriate to state that the issuer will issue the new units or return the old units promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Exchange Offer, page 26

Extensions, Delays in Acceptance, Termination or Amendment, page 29

5. You reserve the right "to delay acceptance of any old units." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 29

6. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

7. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not "at any time or at various times." Please revise the language accordingly.

Business, page 72

8. Please provide the information required by Regulation S-K, Items 102 and 103. See Form S-4, Item 14.

Certain Relationships and Related Party Transactions, page 103

Agreements with Affiliates, page 103

9. Please provide an update on the status of the various agreements with your subsidiaries that will affect your formation transactions.

Cautionary Statement Regarding Forward-Looking Statement, page 168

10. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Appendix A, Letter of Transmittal, page A-1

11. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read," "reviewed" or "understands" all of the terms of the exchange offer.

Item 21. Exhibits and Financial Statements, page II-3

12. Please include as exhibits the formation and operating documents for all co-registrants.

Signatures, page II-7

AECO Gas Storage Partnership, page II-16 and Niska Gas Storage Canada, L.P., page II-18

13. Please provide the signatures of a majority of the board of directors of the general partner. See Instruction 1 to Signatures of Form S-4.

Niska Gas Storage Operations LLC, page II-19; Niska Partners Coöperatief U.A. page II-29; and Niska US GP LLC, page II-31

14. Please provide the signatures of the principal financial officer and the controller or principal accounting officer as applicable. See Instruction 1 to Signatures of Form S-4.

Exhibit 5.1, Opinion of Vinson & Elkins, L.L.P.

15. We note that counsel's opinion is limited to Delaware law, however the indenture governing the debt securities is governed by New York law. Please revise.

16. Please revise the penultimate paragraph to include all applicable statutory provisions and reported judicial decisions interpreting those laws.

17. We note that the opinion refers to the laws in effect as of December 1, 2010. In order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date and update this reference from December 1, 2010 to the effective date. Alternatively, counsel should remove the limitation from the opinion.

18. Counsel cannot assume due authorization and execution of the Indenture and New Units by the Issuers and the Guarantors. Note that counsel may rely on other opinions if those opinions are also filed as exhibits. Please delete or revise this assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Johnston, Esq.
     Vinson & Elkins L.L.P.
     Via facsimile to (917) 849-5307